Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue

8th Floor

Boston, MA 02210

October 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Doris Stacey Gama

Re:       Ginkgo Bioworks Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-267743)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Ginkgo Bioworks Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 14, 2022, or as soon as possible thereafter. The Company hereby authorizes Marko Zatylny or Faiza Rahman of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Marko Zatylny (marko.zatylny@ropesgray.com) / telephone: (617) 951-7980 of Ropes & Gray LLP or Faiza Rahman (faiza.rahman@ropesgray.com) / telephone: (212) 596-9517 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

GINKGO BIOWORKS HOLDINGS, INC.

By:	/s/ Mark Dmytruk
Name:	Mark Dmytruk
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]